FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 12, 2009

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	Press release “Update on separation”, dated 9 November 2009

Item 1

Press Release

Amsterdam, 9 November 2009

Update on separation

Today ABN AMRO announces that the creditor objection period has successfully ended on 30 October 2009 and that the Amsterdam District Court has confirmed that no objections have been filed.  This marks a key development in the demerger process, initiated on 30 September 2009 when ABN AMRO Bank N.V. filed the legal demerger documentation with the Dutch Chamber of Commerce and a thirty day period started for creditors of ABN AMRO Bank N.V. to place objections to the legal demerger with the Amsterdam District Court. Please also refer to ABN AMRO’s website for further information on this process (www.abnamro.com).

ABN AMRO can now proceed with the restructuring process to transfer the Dutch State acquired businesses and activities into the newly formed entity ABN AMRO II N.V. that will initially be fully owned by ABN AMRO Holding N.V.  Subsequent to the transfer of selected entities into ABN AMRO II N.V. and completion of a demerger according to Dutch law of assets and liabilities to this entity, ABN AMRO II N.V. will be renamed "ABN AMRO Bank N.V.". At the same time the current ABN AMRO Bank N.V. will be renamed The Royal Bank of Scotland N.V. As announced on 7 October 2009, ABN AMRO Group plan to execute the legal demerger as soon as possible in 2010. The smooth legal separation of these businesses from ABN AMRO Group remains the priority for the Managing Board and is targeted for completion approximately two months after the legal demerger. ABN AMRO Group Capital ratios have continued to exceed the required levels during the separation period. ABN AMRO Group and its shareholders intend to ensure that by legal separation both separate banks are adequately capitalized and have sound liquidity positions.  Until final legal separation, ABN AMRO Group will continue to be governed by its Managing Board and Supervisory Board and regulated on a consolidated basis with capital ratios, liquidity measures and exposures being reported to and regulated by the DNB.

Further information on ABN AMRO Group is available on www.abnamro.com

For further information, please contact

ABN AMRO Group Press Office pressrelations@nl.abnamro.com +31 20 6288900	RBS Group Investor Relations Investor.relations@rbs.com +44 207 672 1758 RBS Group Media Relations +44 131 523 4414

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.
Date:	12 November 2009	By:	/s/ Petri Hofsté
			Name:	Petri Hofsté
			Title:	Group Controller & Deputy Chief Financial Officer

By:	/s/ Mark Boyle
	Name:	Mark Boyle
	Title:	Head of Reporting & Policy